Exhibit 23

Consent of Hatch Ltd.

The undersigned hereby consents to the use of its name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of NovaGold Resources Inc. (“the Company”) being filed with the United States Securities and Exchange Commission and any document in which the annual report or Form 40-F may be incorporated by reference into and filed with the United States Securities and Exchange Commission:

1.
The technical report dated June 2004 titled "Update on Resources – Galore Creek Project, British Columbia" (“June 2004 Report”) prepared by Mr. Peter A. Lacroix, P. Eng., of Associated Mining Consultants Ltd and Hatch Limited;

2.
The technical report dated February 2005 titled “Geology and Resource Potential of the Copper Canyon Property” (“February 2005 Report”) prepared by Hatch Ltd., GR Technical Services Ltd., and Giroux Consultants Ltd; and

3.	The annual information form dated March 21, 2005 for the fiscal year ended November 30, 2004, which includes reference to the undersigned’s name in connection with information relating to the Galore Creek and Copper Canyon projects.

Dated at Vancouver, British Columbia, this 19th day of April, 2005.

HATCH LTD.

/s/ P. Hosford
Paul P.J. Hosford
Manager, Metallurgy